DECHERT LLP
1900 K Street, N.W.
Washington, D.C.  20006
(202) 261-3300
September 11, 2020
VIA EDGAR CORRESPONDENCE
Mr. Chad D. Eskildsen
Staff Accountant
Division of Investment Management,
     Disclosure Review and Accounting
U.S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549
Re:	The Weitz Fund File Nos. 811-21410 and 333-107797
Dear Mr. Eskildsen:
On behalf of The Weitz Funds (the “Trust”) and each of its separate investment series (the “Funds”), I wish to respond to the comment that you recently provided to me over the telephone with respect to your review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the content of various of the Trust’s financial statement filings made on behalf of the Funds, including, in particular, the Trust’s Annual Report to Shareholders for the fiscal year ended March 31, 2020 (the “Annual Report”).  The proposed response on behalf of the Trust to your comment is set forth below.
Comment:  In the Annual Report, in accordance with Item 27(b)(7)(i) of Form N-1A, the disclosure in the section on Management’s Discussion of Fund Performance for each of the Funds should cover the material factors that affected the Funds’ performance during the full fiscal year covered in the Annual Report, that is, the full twelve month period ended March 31, 2020.  It is noted that the discussion included in the most recent Annual Report relates primarily to matters with respect to factors arising during the second half of the Funds’ fiscal year, consisting of the six-month period ended March 31, 2020.
Response:  In accordance with your comment, relevant disclosure consistent with Item 27(b)(7)(i) covering the material factors that affected the Funds’ performance for the full fiscal year will be added to the Trust’s Annual Report to Shareholders for the current fiscal year when it is issued.  The Trust notes that it has been the practice of the investment adviser to the Funds to include a discussion of the factors that affected the Funds’ performance in both the Semi-Annual Report to Shareholders as well as in the Annual Report to Shareholders, and, as a result, because disclosure with respect to the first six months of the fiscal year is included in the Semi-Annual Report, the investment adviser has elected to include information in the Annual Report covering only the second

Mr. Chad D. Eskildsen
Division of Investment Management
September 11, 2020

six months of the fiscal year.  Going forward, disclosure in the Annual Report will cover the material factors relating to the full twelve months of the Funds’ fiscal year operations.
* * * *
I trust that the foregoing is responsive to your comment.
Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or via e-mail at patrick.turley@dechert.com with any questions or comments you may have regarding the foregoing.
Very truly yours,
/s/ Patrick W.D. Turley

cc:  John Detisch, Esq.
       Weitz Investment Management, Inc.

26832338.1.BUSINESS

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